SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.l 3d-l (a) AND AMENDMENTS THERETO FILED PURSUANT TO§ 240.13D-2(a)

(Amendment No. 1)*

BiomX Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09090D103

(CUSIP Number)

David Clark

Deerfield Management Company, L.P.

345 Park Avenue South, 12th Floor, New York,

New York 10010

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

50 Rockefeller Plaza

New York, New York 10020

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 May 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of§§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. l 3d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09090D103	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Deerfield Private Design Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
AF	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,055,049 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,055,049 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,055,049 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.38%
14	TYPE OF REPORTING PERSON PN

(1)

The number of shares of Common Stock beneficially owned by the Reporting Person does not include (i) an aggregate of 53,840,000 shares of Common Stock underlying 53,840 shares of Series X Preferred Stock, which will become convertible into Common Stock (subject to a beneficial ownership limitation), if at all, upon the occurrence of certain conditions (as described in Item 6), or (ii) an aggregate of 20,897,175 shares of Common Stock underlying warrants that will become exercisable for Common Stock (subject to a beneficial ownership limitation), if at all, upon the occurrence of certain conditions (as described in Item 6).

SCHEDULE 13D

CUSIP No. 09090D103	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Deerfield Mgmt V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,055,049 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,055,049 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,055,049 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.38%
14	TYPE OF REPORTING PERSON PN

(2)	Comprised of shares of Common Stock held by Deerfield Private Design Fund V, L.P. See Footnote 1.

SCHEDULE 13D

CUSIP No. 09090D103	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Deerfield Healthcare Innovations Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,055,049 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,055,049 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,055,049 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.38%
14	TYPE OF REPORTING PERSON PN

(3)

The number of shares of Common Stock beneficially owned by the Reporting Person does not include (i) an aggregate of 53,840,000 shares of Common Stock underlying 53,840 shares of Series X Preferred Stock, which will become convertible into Common Stock (subject to a beneficial ownership limitation), if at all, upon the occurrence of certain conditions (as described in Item 6), or (ii) an aggregate of 20,897,175 shares of Common Stock underlying warrants that will become exercisable for Common Stock (subject to a beneficial ownership limitation), if at all, upon the occurrence of certain conditions (as described in Item 6).

SCHEDULE 13D

CUSIP No. 09090D103	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Deerfield Mgmt HIF II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,055,049 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,055,049 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,055,049 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.38%
14	TYPE OF REPORTING PERSON PN

(4)	Comprised of shares of Common Stock held by Deerfield Healthcare Innovations Fund II, L.P. See Footnote 3.

SCHEDULE 13D

CUSIP No. 09090D103	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,110,098 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,110,098 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,110,098 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.75%
14	TYPE OF REPORTING PERSON PN

(5)	Comprised of shares of Common Stock held by Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P. See Footnotes 1 and 3.

SCHEDULE 13D

CUSIP No. 09090D103	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,110,098 (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,110,098 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,110,098 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.75%
14	TYPE OF REPORTING PERSON IN

(6)	Comprised of shares of Common Stock held by Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P. See Footnotes 1 and 3.

CUSIP No. 09090D103	8 of 10 Pages

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Private Design Fund V, L.P. (“Deerfield Private Design V”), (ii) Deerfield Mgmt V, L.P. (“Deerfield Mgmt V”) (iii) Deerfield Healthcare Innovations Fund II, L.P. (“Deerfield HIF II”), (iv) Deerfield Mgmt HIF II, L.P. (“Deerfield Mgmt HIF II”), (v) Deerfield Management Company, L.P. (“Deerfield Management”), and (vi) James E. Flynn, a natural person (“Flynn,” and collectively with Deerfield Management, Deerfield Private Design V, Deerfield Mgmt V, Deerfield HIF II, Deerfield Mgmt HIF II, the “Reporting Person”), with respect to the Common Stock of BiomX Inc. (such Schedule 13D, the “Schedule 13D”). Deerfield Private Design V and Deerfield HIF II are referred to herein, collectively, as the “Funds” and each as a “Fund.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

The purpose of this Amendment is to report a change in the percentage of the Company’s Common Stock beneficially owned by the Reporting Persons solely as a result of an increase in the number of shares of the Company’s Common Stock outstanding.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D hereby amended and restated in their entirety as follows:

(1)	Deerfield Mgmt V, L.P.

Number of shares: 3,055,049 (comprised of shares held by Deerfield Private Design Fund V, L.P.)

Percentage of Shares: 4.38%*

(2)	Deerfield Private Design Fund V, L.P.

Number of shares: 3,055,049

Percentage of Shares: 4.38%*

(3)	Deerfield Mgmt HIF II, L.P., L.P.

Number of shares: 3,055,049 (comprised of shares held by Deerfield Healthcare Innovations Fund II, L.P.)

Percentage of Shares: 4.38%*

(4)	Deerfield Healthcare Innovations Fund II, L.P.

Number of shares: 3,055,049

Percentage of Shares: 4.38%*

(5)	Deerfield Management

Number of shares: 6,110,098 (comprised of shares held by Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P.)

Percentage of Shares: 8.75%*

(6)	Flynn

Number of shares: 6,110,098 (comprised of shares held by Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P.)

Percentage of Shares: 8.75%*

*Throughout this report, the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons reflects 69,806,440 shares of Common Stock outstanding as of May 23, 2024, as set forth in the Company’s preliminary proxy statement filed with the Securities and Exchange Commission on May 28, 2024.

(b)

(1)	Deerfield Mgmt V, L.P.

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 3,055,049

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 3,055,049

CUSIP No. 09090D103	9 of 10 Pages

(2)	Deerfield Private Design Fund V, L.P.

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 3,055,049

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 3,055,049

(3)	Deerfield Mgmt HIF II, L.P.

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 3,055,049

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 3,055,049

(4)	Deerfield Healthcare Innovations Fund II, L.P.

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 3,055,049

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 3,055,049

(5)	Deerfield Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 6,110,098

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 6,110,098

(6)	Flynn

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 6,110,098

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 6,110,098

Flynn is the managing member of the general partner of each of Deerfield Mgmt V and Deerfield Mgmt HIF II and Deerfield Management. Deerfield Mgmt V is the general partner of Deerfield Private Design Fund V, L.P.; Deerfield Mgmt HIF II is the general partner of Deerfield Healthcare Innovations Fund II, L.P.; and Deerfield Management is the investment manager of each Fund. Each Fund purchases, holds and sells securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(c)	No Reporting Person has effected any transactions in the Common Stock during the past 60 days.

CUSIP No. 09090D103	10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2024

DEERFIELD MGMT V, L.P.
By: J.E. Flynn Capital V, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND V, L.P.
By: Deerfield Mgmt V, L.P., General Partner By: J.E. Flynn Capital V, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT HIF II, L.P.
By: J.E. Flynn Capital HIF II, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD HEALTHCARE INNOVATIONS FUND II, L.P.
By: Deerfield Mgmt HIF II, L.P., General Partner By: J.E. Flynn Capital HIF II, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact